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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Pacific Biometrics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69403Q100
(CUSIP Number)

Allan G. Cochrane
Saigene Corporation
2201 34th Avenue NW, Suite C
Gig Harbor, WA 98335
(253) 853-4355

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2006
(Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b)for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69403Q100	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Saigene Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware corporation

	7	SOLE VOTING POWER:

NUMBER OF		2,396,490 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		109,797 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,250,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,396,490 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP NO. 69403Q100	Schedule 13D/A	Page 3 of 5
Item 1. Security and Issuer
This statement on Schedule 13D relates to shares of common stock, $.01 par value per share, of Pacific Biometrics, Inc., a Delaware corporation (“Issuer”). The Issuer’s principal executive offices are located at 220 West Harrison Street, Seattle, Washington 98119.
Item 2. Identity and Background
This Amendment No. 4 to Schedule 13D is being filed by Saigene Corporation, a Delaware corporation, with a principal place of business at 2201 34th Avenue NW, Suite C, Gig Harbor, WA 98335 (the “Reporting Person”). The Reporting Person’s principal business is business development for its proprietary technology.
The following sets forth certain additional information with respect to each director and executive officer of the Reporting Person, each of whom is a U.S. citizen:
•	Allan G. Cochrane is the President, Secretary and Director of the Reporting Person. Mr. Cochrane is a consultant and his address is 2201 34th Avenue NW, Suite C, Gig Harbor, WA 98335

•	Grant Kesler is a Director of the Reporting Person. His address is 3739 Brighton Point Drive, Salt Lake City, UT 84121. Mr. Kesler is retired.

•	Kenneth R. Waters is a Director of the Reporting Person. His address is 4644 E. Indian Bend Rd., Paradise Valley, AZ 85253. Mr. Waters is a consultant. Mr. Waters is also the corporate secretary of the Issuer.
To the knowledge of the Reporting Person, during the last five years neither the Reporting Person nor any of the above-listed directors and executive officers of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Not Applicable
Item 4. Purpose of Transaction.
At this time, the Reporting Person has no intention of acquiring additional securities of Issuer from those reported in this Schedule 13D/A, although it reserves the right to make additional purchases, or sell shares, from time to time. Any decision to make any such purchase, or any sale, of Issuer stock will depend, however, on various factors, including, without limitation, the price of Issuer’s securities, stock market conditions and the business prospects of Issuer. In addition, the Reporting Person is evaluating whether it is advisable to effect a distribution of the remaining shares of Issuer common stock held by it to its creditors and stockholders, the timing, terms and conditions of which have not been established.
Except as may be contemplated pursuant to the above, the Reporting Person has no present intention, arrangement, or understanding to effect any of the transactions listed in any of the following paragraphs of Item 4, Schedule 13D, and does not have any plans or proposals that relate to or would result in any of the matters specified in any of the following paragraphs of Item 4, Schedule 13D:
(a)	the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

CUSIP NO. 69403Q100	Schedule 13D/A	Page 4 of 5
(b)	an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of Issuer;

(f)	any other material change in Issuer business or corporate structure;

(g)	changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	causing a class of securities of Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	Reporting Person is the beneficial owner of 2,396,490 shares of Issuer common stock, which number represents approximately 12.7% of the total of issued and outstanding shares. The percentage ownership is calculated in accordance with Exchange Act Rule 13d-3, based on a total of 18,880,118 shares of Issuer common stock issued and outstanding as of close of business on November 14, 2006.

The number of shares beneficially owned by the Reporting Person does not include up to an additional 1,715,706 shares issuable to the Reporting Person in the event that the Issuer were to exercise its currently exercisable option to acquire certain technology assets from Reporting Person in exchange for the issuance of an additional 1,715,706 shares of Issuer common stock.

(b)	Power to Vote and Disposition:

Sole Power to Vote	2,396,490	shares
Shared Power to Vote	0	shares
Sole Power of Disposition	109,797	shares
Shared Power of Disposition	1,250,000	shares
(c)	Transactions within past 60 days

On May 11, 2006, the Reporting Person entered into a stock pledge agreement with purchasers of certain promissory notes issued by the Reporting Person. Pursuant to the stock pledge agreement, the Reporting Person pledged 1,250,000 shares of Issuer common stock to secure repayment of an aggregate principal amount of $850,000 under the promissory notes. The shares held pursuant to the stock pledge agreement cannot be sold by the Reporting Person while held in escrow, and the Reporting Person retains voting rights over all shares held pursuant to the stock pledge agreement. In the event of a default under the promissory notes or the stock pledge agreement, the holders of the notes may exercise their rights under the stock pledge agreement, including without limitation, selling the shares in a public or private transaction. In addition, pursuant to the terms of the notes, at the election of the holders of the notes, the principal amount and accrued interest on the notes may be converted into the shares of Issuer common stock held pursuant to the stock pledge at a conversion rate of $1.25 per share. In connection with the sale and issuance of the promissory notes, the Reporting Person transferred 34,000 shares of Issuer common stock to four persons as a finders’ fee.

On July 24, 2006, a third party exercised a call option granted by the Reporting Person for 60,000 shares of Issuer common stock at a price of $0.50 per share. The shares were transferred to the third party in October 2006.
(d)	Right to Dividends or Sale Proceeds Not Applicable

CUSIP NO. 69403Q100	Schedule 13D/A	Page 5 of 5
(e)	Beneficial Ownership of 5% or Less Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
As previously reported by the Reporting Person on a Schedule 13D, in May 2003 certain transferees of a total of 1,036,693 shares of Issuer common stock granted to the Reporting Person their irrevocable proxies with respect to such shares to vote the securities of the Issuer held by the transferees on all matters submitted to a vote of the stockholders of the Issuer. These proxies are perpetual.
On May 11, 2006, the Reporting Person entered into a stock pledge agreement with purchasers of certain promissory notes issued by the Reporting Person. Pursuant to the stock pledge agreement, the Reporting Person pledged 1,250,000 shares of Issuer common stock to secure repayment of an aggregate principal amount of $850,000 under the promissory notes. The shares held pursuant to the stock pledge agreement cannot be sold by the Reporting Person while held in escrow, and the Reporting Person retains voting rights over all shares held pursuant to the stock pledge agreement. In the event of a default under the promissory notes or the stock pledge agreement, the holders of the notes may exercise their rights under the stock pledge agreement, including without limitation, selling the shares in a public or private transaction. In addition, pursuant to the terms of the notes, at the election of the holders of the notes, the principal amount and accrued interest on the notes may be converted into the shares of Issuer common stock held pursuant to the stock pledge at a conversion rate of $1.25 per share.
Except as described above or as previously reported on Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, including without limitation, as to the transfer or voting of securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
     Dated as of December 11, 2006

SAIGENE CORPORATION
By:	/s/ Allan G. Cochrane
Allan G. Cochrane, President